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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

USANA HEALTH SCIENCES, INC.
(Name of Subject Company)

USANA HEALTH SCIENCES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90328M107
(CUSIP Number of Class of Securities)

Ronald S. Poelman
Chairman of the Special Committee
of the Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, UT 84120
(801) 954-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert M. Mattson, Jr.
Brandon C. Parris
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed on June 13, 2008 with the Securities and Exchange Commission (the "SEC") by USANA Health Sciences, Inc. ("USANA" or the "Company"), relating to the tender offer (the "Offer") by Unity Acquisition Corp. ("Purchaser"), a Utah corporation, and certain other tender offer participants (the "Offer Participants"), including Myron W. Wentz, Ph.D., the Company's Chief Executive Officer and Chairman, and David A. Wentz, the Company's President (the "Wentz Participants"), to purchase at a price of $26.00 per share (the "Offer Price"), in cash, all outstanding shares (the "Shares") of the common stock, par value $0.001 per share, of the Company (the "Common Stock") not owned by the Offer Participants.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 4.    The Solicitation or Recommendation.

  Solicitation Recommendation.

        The information contained in Item 4 of the Statement under the caption "Solicitation Recommendation" is hereby amended and restated by substituting the following in lieu of the paragraphs previously contained therein:

        At a meeting held on June 18, 2008, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants). Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer. The Special Committee made its determination after carefully considering the Offer, the prospects and value of the Company and other relevant facts and information, including the factors considered by the Special Committee as described below, and after discussing such factors with the Special Committee's financial and legal advisors and the Company's management, as applicable.

        Copies of a letter to the shareholders of the Company and of a press release relating to the Special Committee's recommendation to reject the Offer are filed as Exhibits 99.(a)(8) and 99.(a)(9) to the Statement, respectively, and are incorporated herein by reference.

  Background and Reasons for the Position.

  Background of the Offer

        The information contained in Item 4 of the Statement under the caption "Background and Reasons for the Position—Background of the Offer" is hereby amended and supplemented with following additional paragraphs:

        On June 13, 2008, the Special Committee filed the Statement with the SEC, in which the Special Committee stated that it was unable to take a position with respect to the Offer at such time because of the reasons set forth therein. The Company also issued a press release on the same day announcing the filing of the Statement.

        On June 16, 2008, the Special Committee held a telephonic meeting with its financial and legal advisors during which McColl Partners, LLC ("McColl") summarized for the Special Committee its preliminary valuation conclusions based on updated financial information provided by the Company's management to McColl. As part of the Special Committee's continuing review and evaluation of the Offer, and in light of the information provided by McColl at the meeting, the Special Committee resolved to contact the Purchaser to discuss a possible increase in the Offer Price.

        On June 17, 2008, members of the Special Committee met with the Wentz Participants to discuss the preliminary valuation conclusions of McColl and the possibility of an increase in the Offer Price. In addition, at the meeting, the Special Committee conveyed to the Wentz Participants that, at the current Offer Price of $26.00 per share, the Special Committee would likely recommend against the Offer.

        On June 18, 2008, the Special Committee held a meeting with its financial and legal advisors to review its position and to discuss the Offer and this Statement. The Special Committee's legal counsel again advised the Special Committee as to its fiduciary duties in connection with the Offer. McColl presented its views and perspectives on its valuation of the Company and its analyses of the Offer, indicating that based on its analyses, it viewed the Offer Price as inadequate from a financial point of view, to the shareholders of the Company (other than the Offer Participants). After discussion, including confirming the various reasons for its position discussed below, the Special Committee unanimously concluded that the Offer was inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants), and that the Special Committee's recommendation to the Company's shareholders should be that they reject the Offer and not tender their Shares. The meeting was adjourned to permit the Special Committee to discuss the Special Committee's conclusions with the Wentz Participants and to determine whether the Offer Participants were willing to increase the Offer Price above $26.00 per share. The Special Committee then held discussions with the Wentz Participants, informing them of the Special Committee's conclusions and requesting an increase in the Offer Price. The Wentz Participants indicated they were not willing to increase the Offer Price.

        The Special Committee reconvened its meeting and advised its legal and financial advisors of the Special Committee's discussion with the Wentz Participants. The Special Committee requested that McColl deliver to the Special Committee an opinion as to the inadequacy of the Offer Price, from a financial point of view, to the shareholders of the Company.

        On June 19, 2008, the Special Committee met telephonically. McColl presented its final views and perspectives on its valuation of the Company and its analyses of the Offer and delivered its opinion (included as Annex B hereto), subsequently confirmed in writing, that the Offer Price was inadequate, from a financial point of view, to the shareholders of the Company (other than the Offer Participants). The Special Committee unanimously confirmed its position that the Offer was inadequate and not in the best interests of the shareholders of the Company (other than the Offer Participants), and unanimously recommended that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer and that this Statement should be amended to reflect the Special Committee's position.

        On June 20, 2008, the Special Committee met telephonically to review this Amendment, the letter to shareholders and press release relating to its position concerning the Offer.

  Reasons for the Position

        The information contained in Item 4 of the Statement under the caption "Background and Reasons for the Position—Reasons for the Position" is hereby amended and restated by substituting the following in lieu of the paragraphs previously contained therein:

        The Special Committee, prior to expressing its position with respect to the Offer, received advice from, views or presentations from, and discussed the Offer with its legal and financial advisors. In making the recommendation that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

  •
  Financial Presentation and Opinion of McColl.  The Special Committee considered the analyses of McColl as reflected in McColl's June 18th and June 19th financial presentation and McColl's June 19th opinion regarding its analyses of the Offer using various methodologies, including a selected public companies analysis, precedent transactions analysis, premiums paid analysis, discounted cash flow analysis, and leveraged buyout analysis. The financial analyses of McColl are described in more detail below in the section entitled "Summary of the Financial Analyses and Opinion of the Special Committee's Financial Advisor." McColl's opinion delivered to the Special Committee on June 19, 2008, stated that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was inadequate, from a financial point of view, to the Company's shareholders other than the Offer Participants. The opinion of McColl is described below in the section entitled "Summary of the Financial Analyses and Opinion of the Special Committee's Financial Advisor" and is included in its entirety in Annex B hereto.

  •
  Undervaluation of the Company's Common Stock.  The Special Committee believes that the Offer undervalues the Shares and does not adequately reflect the prospects and value of the Company. The Special Committee considered the following material factors, all of which support the Special Committee's view that the price offered in the Offer is inadequate:

  •
  The Offer Price implies an enterprise value of the Company that is only approximately 6.1x the Company's estimated latest twelve months ("LTM") earnings before interest, taxes, depreciation, and amortization ("EBITDA") as of June 28, 2008 and only approximately 5.6x the Company's estimated LTM EBITDA as of June 28, 2008, adjusted to exclude estimated employee equity compensation expense and certain other expenses attributable to being a public company, totaling approximately $6.8 million ("Adjusted LTM EBITDA"). For a discussion of EBITDA and LTM EBITDA, please refer to Item 8 under the caption "Additional Information—Other Material Information—Non-GAAP Financial Measures."

  •
  The Company is expected to achieve results in the second quarter of 2008 that are notably higher than initially projected in the Company's 2008 financial guidance issued on April 21, 2008.

  •
  The implied enterprise value of the Company based on an Offer Price of $26.00 per share is below or at the low end of the range of each of the five valuation analyses prepared by McColl.

  •
  Company Operating and Financial Condition.  The Special Committee took into account the current and historical financial condition and results of operations of the Company, as well as the strategic objectives of the Company, including the risks involved in achieving those objectives, and the current conditions in the general economy and in the industries in which the Company's businesses operate.

  •
  Company Financial Projections.  The Special Committee reviewed the updated financial projections referenced below in the section entitled, "Summary of the Financial Analyses and Opinion of the Special Committee's Financial Advisor," including updated guidance and financial forecasts (as discussed in Item 8 below under the captions "Additional Information—Other Material Information—Updated Quarterly Guidance and —Updated Financial Forecast" and incorporated by reference herein), and engaged in discussions with management and McColl regarding the basis for these projections and the risks associated with achieving them.

  •
  Relationship of Offer Price to Certain Historical Market Prices.  The Special Committee considered the relationship of the Offer Price to certain historical market prices of the Shares. The Offer Price of $26.00 per Share represents a premium of approximately 24.8% over the closing price per Share on May 12, 2008, the day before the public announcement of the Offer Participants' intent to commence the Offer at $26.00 per Share, a premium of 20.9% to the closing price per Share on April 1, 2008, thirty days prior to the Offer Participants' announcement. However, the Special Committee noted that the Offer Price of $26.00 per share represents a 49.5% discount to the high trading price of the Shares for the one-year period ended June 18, 2008, and a 27.0% discount to the average closing price of the Shares for the one-year period ended June 18, 2008.

  •
  Participation in Future Growth.  The Special Committee considered the fact that shareholders who tender their Shares in the Offer will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that shareholders who tender their Shares in the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

  •
  Strategic Alternatives.  The Special Committee considered the fact that Gull Holdings and the other Offer Participants currently own approximately 67.9% of the outstanding common stock of the Company. The Special Committee confirmed with the Wentz Participants that the Offer Participants were unwilling to consider a sale of their Shares to a third party, thus confirming that an alternative transaction would be impossible without the consent of Gull Holdings and its affiliates. The Special Committee also considered, that to its knowledge, no third party other than the Offering Participants has made any proposal to purchase most or all of the Shares as a single block, including the period since May 13, 2008 when the Offering Participants first announced their intention to initiate a tender offer for the Shares.

  •
  Appraisal Rights.  The Special Committee considered the fact that shareholders of the Company who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under Utah law, as discussed below in Item 8 "Additional Information—Other Material Information—Appraisal Rights."

  •
  Possible Conflicts of Interest.  The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both the Company and the Purchaser and their affiliates discussed above in Item 3 "Past Contracts, Transactions, Negotiations and Agreements."

  •
  Ability to Change Recommendation.  The Special Committee considered the fact that the Special Committee can change its position and make a recommendation to the Company's shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances, including an increase in the Offer Price, or additional information comes to the attention of the Special Committee. The Special Committee considered that the Company's shareholders who tender their Shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the Special Committee's position with respect to the Offer or otherwise.

        The members of the Special Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company and the advice of its legal and financial advisors. In view of the variety of factors considered in connection with their evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice provided to it by its legal and financial advisors. The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee.

  Summary of the Financial Analyses and Opinion of the Special Committee's Financial Advisor

        On June 2, 2008, the Special Committee retained McColl to act as the Special Committee's financial advisor in connection with the Offer. On June 18, 2008, McColl delivered its views and perspectives on its valuation of the Company and its analyses of the Offer and indicated that, based on its analyses, McColl viewed the Offer Price as inadequate, from a financial point of view to, to the shareholders of the Company (other than the Offer Participants). On June 19, 2008, McColl presented its final views and perspectives on its valuation of the Company and its analyses of the Offer and delivered to the Special Committee its oral opinion, confirmed later that day in writing (the "Opinion") that, as of the date of the Opinion, and subject to and based upon the assumptions made, matters considered, procedures followed, and limitations on the review undertaken as set forth in the Opinion, the consideration to be received by the shareholders of the Company (other than the Offer Participants or any shareholder of the Company who demands and perfects his or her dissenters' rights under Utah law) in the Offer is inadequate to such shareholders from a financial point of view.

        The full text of the Opinion, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by McColl is attached as Annex B to this Statement. You should read the Opinion carefully and in its entirety. This summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion.

        McColl has directed the Opinion to the Special Committee. The Opinion does not constitute a recommendation to any shareholder as to whether or not any such shareholder should tender their Shares in connection with the Offer. The Opinion addresses only the financial fairness of the consideration to be received by such shareholders, as of the date of the Opinion. McColl was not requested to, and did not, participate in any discussions with the Purchaser or its financial advisor with respect to the consideration to be received pursuant to the Offer. Further, the Company did not request the advice of McColl with respect to alternatives to the Offer, and the Opinion does not address the relative merits of the Offer with respect to any alternatives to the Offer, or any other aspect of the transactions contemplated by the Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on June 2, 2008 (as amended or supplemented from time to time, the "Schedule TO"). In furnishing the Opinion, McColl did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, as amended (the "Securities Act"), nor did it admit that the Opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. The Opinion includes statements to this effect.

        In connection with the Opinion, McColl, among other things:

  •
  reviewed certain publicly available financial and other data with respect to the Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to the Company made available to McColl from published sources and from the internal records of the Company;

  •
  reviewed the financial terms and conditions of the Schedule TO;

  •
  compared the Company from a financial point of view to certain other companies which McColl deemed to be relevant;

  •
  considered the financial terms, to the extent publicly available, of selected recent business combinations which McColl deemed to be comparable, in whole or in part, to the Offer;

  •
  reviewed and discussed with representatives of the Company's management certain information of a business and financial nature regarding the Company, which information was furnished to McColl by the Company, including certain financial forecasts and related assumptions of the Company;

  •
  made inquiries regarding and discussed the Offer and related matters with the Company's outside counsel;

  •
  reviewed the reported price and trading activity for the Shares; and

  •
  performed such other analysis and examinations as McColl deemed appropriate.

In preparing the Opinion, McColl did not assume any responsibility to independently verify, and McColl did not independently verify, the information referred to above, and, with the Company's consent, McColl relied on the information being accurate and complete.

        McColl also made the following assumptions, in each case with the Company's consent:

  •
  with respect to the financial forecasts for the Company provided to McColl by the Company's management, upon the advice of the Company's management, McColl assumed for purposes of the Opinion that (a) these forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company, and (b) these forecasts provide a reasonable basis upon which McColl could form the Opinion;

  •
  that there have been no material changes in the Company's assets, financial condition, results of operations, business, or prospects since the respective dates of (a) the last financial statements made available to McColl, and (b) the material received by McColl from the Company, which includes, but is not limited to, a revised forecast for the second quarter of fiscal year 2008;

  •
  that the Offer, if consummated, will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules, and regulations; and

  •
  that the Offer, if consummated, will be consummated in accordance with the terms described in the Schedule TO, without any further amendments thereto, and without waiver by the Purchaser of any of the conditions to the Offer.

In addition, for purposes of the Opinion:

  •
  the Company provided to McColl updated financial forecasts in connection with the review by McColl of the Offer and advised McColl that the Company does not publicly disclose internal management forecasts of the type so provided. The Company also advised McColl that these forecasts were not prepared with a view toward public disclosure. In addition, the Company advised McColl that these forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in these forecasts. These forecasts are the responsibility of the Company, and McColl did not and does not assume any responsibility or liability for these forecasts;

  •
  McColl, which acted as a financial advisor only and which is not a legal, tax, regulatory, or actuarial advisor, relied on, without independent verification, advice given to the Special Committee by the Special Committee's legal counsel and, as to financial reporting matters, advice given by the Company's management, in each case as it relates to matters with respect to the Company, the Offer, and the Schedule TO;

  •
  McColl did not and does not assume responsibility for making an independent evaluation, appraisal, or physical inspection of the assets or liabilities (contingent or otherwise) of the Company, nor was McColl furnished with any such appraisal; and

  •
  the Opinion was based on economic, monetary, market, and other conditions as in effect on, and the information made available to McColl as of, the date of the Opinion. Accordingly, although subsequent developments may affect the Opinion, McColl has not assumed any obligation to update, revise, or reaffirm the Opinion.

        The following represents a brief summary of the material financial analyses performed by McColl in connection with providing the Opinion, both oral and written. Some of the summaries of financial analyses performed by McColl include information presented in tabular format. In order to fully understand the financial analyses performed by McColl, the Company's shareholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying each analysis, could create a misleading or incomplete view of the financial analyses performed by McColl.

        Public Company Analysis.    Based on public and other available information, McColl calculated the multiples of enterprise value, which McColl defined as equity value plus debt less cash and cash equivalents, to the actual LTM and estimated fiscal year ("FY") 2008 and 2009 EBITDA for selected public companies in the direct sales and nutrition sectors. McColl also calculated the ratio of stock price to fiscal year 2008 and 2009 estimated earnings per share for selected companies in the direct sales and nutritional supplements sector. McColl believes that the 20 companies listed below have operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size or combination of businesses as the Company:

Direct Sales Companies

Avon Products, Inc.
Blyth, Inc.
Educational Development Corporation
Herbalife, Ltd.
Mannatech, Inc.
Medifast, Inc.
Natural Health Trends Corporation
Nu Skin Enterprises, Inc.
Pre Paid Legal Services
Reliv International, Inc.
Tupperware Brands Corporation
XELR8 Holdings, Inc.

        The following tables set forth the multiples indicated by the analysis of comparable direct sales companies:

	Average	Median
Enterprise Value to:
Estimated LTM Revenues	1.0x	1.0x
Estimated LTM EBITDA	8.1x	8.3x

	Average	Median
Enterprise Value to:
Estimated FY 2008 Revenues	1.0x	1.0x
Estimated FY 2009 Revenues	1.0x	1.0x
Estimated FY 2008 EBITDA	8.1x	7.4x
Estimated FY 2009 EBITDA	7.4x	6.9x
Stock Price to:
Estimated FY 2008 Earnings per Share	15.1x	13.8x
Estimated FY 2009 Earnings per Share	13.1x	12.0x

Nutrition Companies

Natural Alternatives International
NBTY, Inc.
Nutraceutical International Corporation
NutriSystem, Inc.
Perrigo Company
Schiff Nutrition International, Inc.
United Natural Foods, Inc.
Weight Watcher's International, Inc.

        The following tables set forth the multiples indicated by the analysis of comparable nutrition companies:

	Average	Median
Enterprise Value to:
Estimated LTM Revenues	1.3x	0.9x
Estimated LTM EBITDA	9.8x	8.8x

	Average	Median
Enterprise Value to:
Estimated FY 2008 Revenues	1.1x	1.0x
Estimated FY 2009 Revenues	1.4x	1.0x
Estimated FY 2008 EBITDA	9.5x	10.2x
Estimated FY 2009 EBITDA	8.2x	8.9x
Stock Price to:
Estimated FY 2008 Earnings per Share	15.3x	14.6x
Estimated FY 2009 Earnings per Share	12.9x	13.2x

        While the public company analysis compared the Company to 12 companies in the direct sales sector and 8 companies in the nutrition sector, McColl did not include every company that could be deemed to be a participant in these same industries, or in the specific sectors of these industries. McColl (i) analyzed the spread of the results, (ii) reviewed the average and median statistics for the comparable companies, and (iii) determined the appropriate high and low multiples for each statistic. This analysis indicated multiples ranging from approximately 7.0x to 9.0x LTM EBITDA. McColl noted that the Offer Price implies an enterprise value for the Company of approximately 6.1x the Company's estimated LTM EBITDA as of June 28, 2008 and approximately 5.6x the Company's estimated Adjusted LTM EBITDA as of June 28, 2008.

        Precedent Transactions Analysis.    Based on public and other available information, McColl calculated the multiples of enterprise value to LTM revenues and LTM EBITDA in the following 17 comparable M&A transactions of related companies that have been announced since June 6, 2005:

Announcement Date	Name of Acquirer	Name of Target
05/30/08	NBTY, Inc.	Leiner Health Products, Inc.
03/28/08	Church & Dwight Company, Inc.	Del Pharmaceuticals, Inc.
11/18/07	Plethico Pharmaceuticals, Ltd.	Natrol, Inc.
10/29/07	Nycomed US, Inc.	Bradley Pharmaceuticals, Inc.
10/08/07	Glaxo SmithKline Consumer Healthcare, LP	CNS, Inc.
09/06/07	Bringwell International AB	NaturaMed Pharma AS
06/04/07	Rombi Family	Arkopharma SA
05/14/07	GeoPharma, Inc.	Dynamic health Products, Inc.
02/08/07	Ares Management, LLC; Teachers' Private Capital	GNC Corporation
01/23/07	Neutra Health plc	Brunel Healthcare, Ltd.
12/22/06	Buckingham Capital Partners	CPAC, Inc.
07/19/06	Thomas Cressey Bravo	Excelligence Learning Corporation
06/19/06	Nestle SA	Jenny Craig, Inc.
11/28/05	ABN Amro Capital France; L Capital Management	Nutrition & Sante SA
08/23/05	Hain Celestial Group, Inc.	Spectrum Organic Products, Inc.
07/08/05	Gaiam, Inc.	GT Brands, LLC
06/06/05	NBTY, Inc.	Solgar Vitamin and Herb Company, Inc.

        The following table sets forth the multiples indicated by this analysis:

	Average	Median
Enterprise Value to:
Estimated LTM Revenues	1.4x	1.0x
Estimated LTM EBITDA	14.6x	13.9x

McColl (i) analyzed the spread of the data, (ii) reviewed the average and median statistics for the precedent M&A transactions, and (iii) determined the appropriate high and low multiples for each statistic. This analysis indicated multiples ranging from 8.5x to 10.5x LTM EBITDA. McColl noted that the Offer Price implies an enterprise value for the Company of approximately 6.1x the Company's estimated LTM EBITDA as of June 28, 2008 and approximately 5.6x the Company's estimated Adjusted LTM EBITDA as of June 28, 2008.

        Premiums Paid Analysis.    McColl reviewed the consideration paid in acquisitions involving publicly traded U.S. companies acquired since June 5, 2007, where, prior to the day of announcement, the targets (i) possessed share prices in excess of $1.00 and (ii) received positive premium percentages. McColl calculated the premiums paid in these transactions over the closing stock price of the acquired company for the one day period, five day period, and thirty day period prior to the announcement of the Offer.

	Premium One Day prior to Announcement	Premium Five Days prior to Announcement	Premium Thirty Days prior to Announcement
Average	36.5%	33.5%	36.5%
Median	27.9%	27.2%	32.0%

        McColl reviewed the average and median statistics for the premiums paid in comparable acquisitions to determine appropriate high and low multiples for each statistic. McColl noted that the premiums implied by the Offer were 24.8%, 29.1%, and 20.9% over the Company's closing stock price for the one day period, five day period, and thirty day period prior, respectively, to the initial public announcement of the Offer.

        No company or transaction used in the public company, precedent M&A, or premiums paid analysis is identical to the Company or the Offer. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer are being compared.

        Discounted Cash Flow Analysis.    McColl used financial cash flow forecasts of the Company based on the fiscal years 2008 through 2013, as estimated by the Company's management, to perform a discounted cash flow analysis. In conducting this analysis, McColl assumed that the Company's operating performance would be in accordance with these forecasts. McColl first estimated the terminal value of the projected cash flows by applying multiples to the Company's estimated Adjusted LTM EBITDA, which multiples ranged from 5.5x to 7.5x. McColl then discounted the cash flows projected and the terminal values to present values using discount rates ranging from 9.0% to 17.0%. This analysis indicated a range of enterprise values, which were then increased by the Company's estimated net cash, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $29.00 to $38.00. McColl noted that the value of the consideration to be received by the Company's shareholders in the Offer was $26.00 per share.

        Leveraged Buyout Analysis.    McColl used financial cash flow forecasts of the Company based on the fiscal years 2008 through 2013, as estimated by the Company's management, to determine an appropriate value range a non-strategic institutional investor could pay for the Company at certain leverage levels and return requirements. In conducting the leveraged buyout analysis, McColl assumed that the Company would perform in accordance with these forecasts and that a potential transaction of this sort would take place on June 28, 2008. This analysis implied equity values per share ranging from $25.00 to $32.00. McColl noted that the value of the consideration to be received by the Company's shareholders in the Offer was $26.00 per share.

        The foregoing description is only a summary of the analyses and examinations that McColl deems material to the Opinion. It is not a comprehensive description of all analyses and examinations actually conducted by McColl. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. McColl's analysis and the summary set forth above must be considered as a whole. Selecting portions of McColl's analysis and the factors considered, without considering all analysis and factors, would create an incomplete view of the process underlying the analysis set forth in McColl's presentation to the Special Committee. In addition, McColl may have given certain analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of McColl with respect to the actual value of the Company.

        In performing its analysis, McColl made numerous assumptions with respect to industry performance, general business, and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by McColl are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by McColl with respect to the financial fairness of the consideration to be received by the Company's shareholders (other than the Offer Participants or any shareholder who demands and perfects dissenter's rights) in the Offer, as of the date of the Opinion, and were provided to the Company in connection with the delivery of the Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        As described above, the Opinion and presentation were among the many factors that the Special Committee took into consideration in making its recommendation to the Company's shareholders that they reject the Offer and not tender their Shares to the Purchaser pursuant to the Offer.

  Intent to Tender.

        The information contained in Item 4 of the Statement under the caption "Intent to Tender" is hereby amended and restated by substituting the following in lieu of the paragraph previously contained therein:

        To the Company's knowledge, after making reasonable inquiry:

  •
  the directors of the Company (other than Dr. Wentz) do not currently intend to tender pursuant to the Offer any shares of Common Stock held of record or beneficially owned by such person, as of the date hereof; and

  •
  each of the Company's executive officers, affiliates and subsidiaries (except for executive officers and affiliates that are Offer Participants) is currently undecided as to whether such person will or will not tender pursuant to the Offer any shares of common stock held of record or beneficially owned by such person, as of the date hereof.

Item 6.    Interest in Securities of the Subject Company.

  Securities Transactions.

        The first sentence in Item 6 of the Statement under the caption "Interest in Securities of the Subject Company—Securities Transactions" is hereby replaced with the following sentence:

        As of June 13, 2008, and for the 60 days prior to such date, the transactions set forth below are the only transactions in the shares of the Company's Common Stock by the Company or its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

  Subject Company Negotiations.

        The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

        As noted above and as part of the Special Committee's continuing review and evaluation of the Offer, members of the Special Committee met with the Wentz Participants with respect to the Offer, and there may be other meetings in the future between the Special Committee and/or its advisors, on behalf of the Company, on the one hand, and the Purchaser or other Offer Participants and/or their advisors, on the other hand, with respect to the Offer. No assurance can be made as to whether any such meetings will result in any change in the Offer or whether any such meetings will result in any agreement on any matter.

Item 8.    Additional Information.

  Other Material Information.

        The information contained in Item 8 of the Statement under the caption "Other Material Information" is hereby amended and supplemented as follows:

  Updated Quarterly Guidance

        On June 18, 2008, USANA released updated guidance regarding its preliminary financial results for its second quarter ending June 28, 2008. A copy of the press release of the Company is attached as Exhibit 99.(a)(11) to this Statement and is incorporated herein by reference.

  Updated Financial Forecast

        In connection with updating its quarterly financial guidance for the second quarter ending June 28, 2008, as disclosed above, the Company updated its internal financial forecast for fiscal years ending 2008 through 2013. The only material changes from the Company's financial forecast previously disclosed in the Purchaser's Schedule TO are to each of fiscal year 2008 and fiscal year 2013. These projections should be read together with the historical financial statements of USANA which may be obtained from the SEC. For additional information regarding the use of projections and estimates in this Statement, please refer below to "—Other Material Information—Certain Forward-Looking Statements."

	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
	(in thousands)
Net Sales	$442,788	$495,749	$544,977	$591,836	$645,925	$705,032
Net Earnings	40,509	47,730	54,901	61,462	69,081	76,697
EBITDA*	70,793	79,940	89,342	97,799	107,754	117,516

*
EBITDA is a Non-GAAP financial measure. For a discussion of EBITDA, please refer below to "—Other Material Information—Non-GAAP Financial Measures."

  Exhibits

        The information contained in the Exhibits referred to in Item 9 is incorporated herein by reference.

  Certain Forward-Looking Statements

        This Statement may contain or incorporate by reference certain "forward-looking statements." Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) our expectations about actions that may or may not be taken by executive officers, members of the board of directors and affiliates of the Company, (iii) our expectations regarding the Offer and actions taken by the Purchaser and the Offer Participants, and (iv) financial projections and estimates, including data related to estimated EBITDA, revenues, earnings per share, net sales and net earnings for fiscal years 2008 through 2013, as applicable.

        Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in such statement. Among the factors that could cause actual results to differ materially are the following:

  •
  whether the conditions of the Offer will be satisfied;

  •
  availability of financing and the general economic condition of the Purchaser;

  •
  actual or potential litigation;

  •
  changes in economic conditions and the markets of the Company;

  •
  governmental regulation of the Company's products and changes in laws and regulation;

  •
  reliance upon the Company's network of independent associates;

  •
  manufacturing and marketing risks;

  •
  adverse publicity risks;

  •
  risks associated with the Company's international expansion; and

  •
  other factors disclosed in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and the Company undertakes no obligation to update them.

        The financial projections, estimates and certain other financial information disclosed or referred to by the Company in this Statement (or any amendment thereto) were prepared by the Company for its internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company's filings with the SEC under the Exchange Act, and elsewhere in this Statement (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected or estimated results would be realized or that actual results would not be significantly higher or lower than those discussed herein. The inclusion of such information in the Statement (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of the Company nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the financial projections and estimates contained in the Statement (or any amendment thereto) and does not intend to provide any update or revision thereof.

  Non-GAAP Financial Measures

        Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. The Company believes that its presentation of EBITDA and LTM EBITDA is an important supplemental measure of operating performance to investors. EBITDA is a commonly used measure of performance which the Company believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of depreciation and amortization expense, interest expense, income taxes and other items and facilitates comparisons between the Company and its competitors. LTM EBITDA refers to EBITDA for the last twelve months (ended as of June 28, 2008) and is used by the Company as the basis of its estimated financial performance over a full business cycle (i.e. twelve month period). The Company believes that LTM EBITDA is a useful supplemental measure as it eliminates the impact of seasonality on earnings that may impact the results of the Company if the period being reported on is not a full twelve months. LTM EBITDA is a measure that the Company believes facilitates the analysis of its financial performance over a full business cycle which may be useful to investors. The Company has chosen to provide this information to investors to enable them to perform more meaningful comparisons of future operating results and as a means to evaluate the results of core on-going operations.

        The use of non-GAAP financial information has certain limitations. The Company's presentation of EBITDA and LTM EBITDA may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or LTM EBITDA. Each of these items should also be considered in the overall evaluation of the Company's expected results. Additionally, neither EBITDA nor LTM EBITDA considers capital expenditures and other investing activities and neither should be considered as a measure of the Company's liquidity.

        EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should this measure be relied upon to the exclusion of GAAP financial measures.

        The Company does not provide a reconciliation of the forward-looking non-GAAP financial measures to forward-looking GAAP measures due to the Company's inability to project special charges, employee separation costs and certain other expenses.

Item 9.    Exhibits.

        The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented with the following additional exhibits:

EXHIBIT NO.	DESCRIPTION
(a)(8)	Letter to Shareholders from the Company, dated June 20, 2008.*
(a)(9)	Press release issued by the Company on June 20, 2008, regarding the Special Committee's recommendation.*
(a)(10)	Opinion of McColl Partners, LLC, dated as of June 19, 2008 (attached hereto as Annex B).*
(a)(11)	Press release issued by the Company on June 18, 2008, regarding the Company's preliminary financial results for the quarter ending June 28, 2008.*

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008
	By:	/s/ RONALD S. POELMAN
		Name:	Ronald S. Poelman
		Title:	Chairman of the Special Committee of the Board of Directors

Annex B

June 19, 2008

Special Committee of the Board of Directors
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

Members of the Special Committee of the Board of Directors:

        You have requested our opinion as to the adequacy, from a financial point of view, of the consideration proposed to be received by the holders other than the Offer Participants, as defined below (the "Other Shareholders"), of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of USANA Health Sciences, Inc. ("USANA"), in connection with a proposed tender offer by the Offer Participants.

        Pursuant to the Tender Offer Statement on Schedule TO/Schedule 13E-3, initially filed with the Securities and Exchange Commission on June 2, 2008, as amended to date (the "Tender Offer Statement"), Unity Acquisition Corp., a newly formed Utah corporation (the "Purchaser"), is offering to purchase (the "Offer"), at a cash price of $26.00 per share (the "Offer Price"), the Common Stock owned by the Other Shareholders. Purchaser is a wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, which was organized by Gull Holdings, Ltd., the majority shareholder of USANA ("Gull Holdings"), and certain other shareholders participating in the Offer (collectively, the "Offer Participants"). The Offer Participants include members of senior management of USANA, including Myron W. Wentz, Ph.D., USANA's Chairman and Chief Executive Officer, and David A. Wentz, USANA's President. Gull Holdings is an Isle of Man company ultimately owned by Dr. Wentz.

        According to the Tender Offer Statement, if the Offer is consummated, the Offer Participants intend to merge the Purchaser with and into USANA (the "Merger"), with USANA as the surviving corporation. In the Merger, each outstanding share of Common Stock, other than shares held by the Offer Participants or by shareholders of USANA who perfect dissenters' rights under Utah corporate law, would be converted into the right to receive an amount in cash equal to the Offer Price.

        The terms and conditions of the Offer and the Merger are more fully set out in the Tender Offer Statement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Tender Offer Statement.

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of USANA;

  (ii)
  reviewed the financial terms and conditions of the Tender Offer Statement;

  (iii)
  reviewed certain internal financial statements and other financial and operating data concerning USANA, prepared by management of USANA;

  (iv)
  analyzed certain financial forecasts relating to USANA, prepared by the management of USANA;

  (v)
  discussed the past and current operations, financial condition and prospects of USANA with members of USANA's Special Committee of the Board of Directors, senior executives and other personnel and representatives of USANA;

  (vi)
  participated in discussions among representatives of USANA, including without limitation, its outside legal advisors, and others who have served as advisors to USANA;

  (vii)
  reviewed the reported prices and public trading activity for the Common Stock;

  (viii)
  compared USANA from a financial point of view to certain other companies we deemed relevant;

  (ix)
  analyzed the Offer with reference to financial terms, to the extent publicly available, of selected recent business combinations we deemed comparable, in whole or in part;

  (x)
  performed a discounted cash flow analysis based on projected financial data for USANA, as a private company, furnished by USANA's management;

  (xi)
  performed a leveraged buyout analysis based on market guidelines and projected financial data for USANA, as a private company; and

  (xii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion, and have further relied upon the assurances of management of USANA that they are not aware of any facts that would make such information inaccurate or misleading. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and good faith judgments of the future financial performance of USANA. We express no view as to such forecasts or projected information. We have not (a) conducted any physical inspections of properties or facilities of USANA, (b) made any independent valuation or appraisal of the assets or liabilities of USANA, nor have we been furnished with any such appraisals, or (c) made any independent analysis or valuation of the rights of shareholders, creditors or any other holders of claims or rights against USANA or any of its affiliates. No opinion is expressed as to (i) whether any alternative transaction might produce consideration for the Other Shareholders in an amount in excess of the Offer Price (and USANA has informed us that no comparable alternative transaction is, and we are not otherwise aware of any comparable alternative transaction that is, currently being contemplated by USANA), (ii) the relative rights and benefits or detriments of shareholders of, creditors of or any other holders of claims or rights against USANA or any of its affiliates in connection with the Offer or the Merger, or (iii) the validity of the Offer or as to other legal matters. Our opinion is rendered in regard to the Offer Price as of the date of this opinion and does not take into account or give effect to any subsequent adjustment to the Offer Price that may occur in connection with the Offer.

        In rendering our opinion, we have assumed that the Offer, including the transactions contemplated in the Tender Offer Statement, if consummated, will be consummated on the terms described in the Tender Offer Statement without waiver of any material terms or conditions and that the Offer will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We express no opinion as to USANA's future business, assets, liabilities, operations and prospects, including without limitation any ongoing contractual relationships, whether or not the Offer is consummated.

        For purposes of rendering this opinion, we have assumed that all material governmental, regulatory or other approvals and consents that may be required in connection with the consummation of the Offer will be obtained without any adverse effect on USANA and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any such party is a party or is subject or by which it is bound, no limitations, restrictions or conditions on the Offer will be imposed. In arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

        We have acted as financial advisor to the Special Committee of the Board of Directors of USANA and will receive a fee for the rendering of this opinion.

        It is understood that this letter, which has been approved by our Fairness Opinion Committee, is for the benefit and use of the Special Committee of the Board of Directors of USANA in connection with and for purposes of its evaluation of the Offer Price to be received by the Other Shareholders in connection with the Offer and is not on behalf of, and shall not confer rights or remedies upon, any other person. This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or in part), to any third party or in any manner or for any purpose whatsoever, except with our prior written consent in each instance; provided, we hereby consent to disclosing the existence and conclusions set forth in this opinion in any Schedule TO, offer document or Schedule 14D-9 to be filed by USANA or the Purchaser and filed with the SEC in connection with the Offer. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. The opinion does not in any manner address (a) the prices at which the capital stock of USANA or any of its affiliates has traded in the past or may trade after the date hereof, or (b) any options, warrants or similar instruments to acquire capital stock in USANA. No view or opinion is expressed as to (i) any of USANA's liabilities, contingent or otherwise, or similar matters, or (ii) the possible outcome of any existing or potential litigation matters or similar proceedings involving USANA. In addition, we express no opinion or recommendation as to how the Other Shareholders, creditors of, or any claimants against, USANA or any of its affiliates should view or regard, or whether the Other Shareholders should tender any Common Stock pursuant to, the Offer.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be paid for the Common Stock in connection with the Offer is inadequate, from a financial point of view, to the Other Shareholders.

Sincerely,

/s/ MCCOLL PARTNERS, LLC

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(8)	Letter to Shareholders from the Company, dated June 20, 2008.
(a)(9)	Press release issued by the Company on June 20, 2008, regarding the Special Committee's recommendation.
(a)(10)	Opinion of McColl Partners, LLC, dated as of June 19, 2008 (attached hereto as Annex B).
(a)(11)	Press release issued by the Company on June 18, 2008, regarding the Company's preliminary financial results for the quarter ending June 28, 2008.

QuickLinks

  Item 4. The Solicitation or Recommendation.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex B
EXHIBIT INDEX